EXHIBIT 99.1

NewsRelease

TC Energy showcases ESG initiatives at inaugural forum
Company continues to take deliberate and defined action to achieve its sustainability goals

CALGARY, Alberta – June 14, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today will showcase the Company’s progress on Environmental, Social and Governance (ESG) matters at its inaugural ESG Forum.

The Company continues to take deliberate and defined action to achieve its sustainability goals, including its climate-related goals to reduce emissions intensity from operations 30 per cent by 2030 and to position to achieve net zero emissions by 2050. Some of the Company’s latest ESG highlights include:

•Joined the UN Global Compact – the world’s largest corporate sustainability initiative that is aligning companies’ actions with universal principles on human rights, labour, the environment and anti-corruption.
•Appointed Cheryl Campbell as a new independent Director to the Board on June 7, 2022 – Cheryl brings extensive experience in the midstream energy sector and is the Company’s fifth female Board member. This brings TC Energy’s female Board representation to 38 per cent, exceeding its 30 per cent target.
•And, this week, the Company will begin off-taking renewable power under a new power purchase agreement (PPA) with Elemental Energy, whose new 20 MW solar power generation facility in Strathmore, Alberta, starts operations on June 15. Our 15-year PPA further enhances TC Energy’s suite of low-carbon product offerings to our customer base in Alberta.

Today’s event will include presentations from François Poirier, President & CEO, other members of the executive leadership team, and leaders at the forefront of the Company’s energy transition strategy.

Comments from François Poirier, President and CEO
“The challenge we face globally is to achieve a transition to cleaner energy while meeting the world’s ongoing demand and prioritizing a strong commitment to all ESG pillars. Because of our dominant incumbent position, energy transition is a significant catalyst for our next wave of growth. We have an immense opportunity to leverage our competitive strengths and be a leader in finding solutions.

“We are also further embedding ESG into our strategy and decision making. We are finding meaningful ways to work with stakeholders and communities, attract top talent and empower our people – all while continuing to deliver sustainable shareholder returns and long-term value.”

Significant advancements across the ESG spectrum
In the first half of 2022, TC Energy has made additional advancements towards ESG and energy transition goals including:

Environmental
•Began evaluating a plan for a hydrogen production hub in Crossfield, Alberta, together with partner Nikola Corporation (Nasdaq: NKLA). The Company highlighted its plan during the first-ever Canadian Hydrogen Convention in Edmonton, Alberta, in April.
•Initiated a collaboration with GreenGasUSA to explore development of transportation hubs for renewable natural gas (RNG) from sources including farms, wastewater treatment facilities and landfills.

•Advanced the proposed Alberta Carbon Grid (ACG) project, a collaboration with Pembina Pipeline Corporation (TSX: PPL). In March, the Government of Alberta confirmed that the ACG project will move forward into the next stages of the province’s CCUS process.
•Continued investing in emerging technologies such as Carbon Clean’s innovative carbon capture technology for heavy industry. The Company views the Carbon Clean technology as highly promising to reduce GHG emissions on many of its current assets.
•Continued to progress a $25 billion secured capital program, which includes projects to modernize and electrify current systems, displace higher emissions fuel sources with cleaner-burning natural gas, and provide enhanced access to overseas LNG markets.

Social
•Announced signing of option agreements to sell a 10 per cent equity interest in the Coastal GasLink Pipeline Limited Partnership to Indigenous communities across the project corridor. The equity option recognizes the important relationship that TC Energy and Coastal GasLink have with the Indigenous groups along the approved pipeline route and the desire to be true partners.

Governance
•Further connected ESG and energy transition to the Company’s business strategy through its corporate scorecard. For 2022, scorecard weightings, which have a direct impact on executive and all employees’ compensation, are: 25 per cent for progressing ESG priorities, including safety; 50 per cent for delivering financial results; and 25 per cent for advancing other key strategic priorities, including growth and energy transition.

Watch live
To find out more, please watch today’s ESG Forum, from 6:00 a.m. to 7:45 a.m. MDT (8:00 a.m. to 9:45 a.m. EDT). A live webcast of the event, along with presentation materials, is available through the Investors section of TC Energy’s website at Events and Presentations - ESG Forum 2022.

The webcast will also be available on our website for replay following the event.

Learn more
To learn more about TC Energy’s ESG and sustainability practices, goals and metrics, please visit www.tcenergy.com/ESGDirectory

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including statements related to climate-related risks, climate-related opportunities, GHG intensity reduction targets, GHG emission reduction targets, the installation, adoption and integration of new technologies into our business, including hydrogen production hubs and transportation hubs for RNG, and management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for sustainability may have a negative impact on our existing business, growth plans and future results from operations. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522

A video accompanying this release is available at: https://pr.globenewswire.com/FileDownloader/DownloadFile?source=pnr&fileGuid=ff8996cf-af66-48e4-a0d7-e319cb701183